Exhibit 99.1





                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                (pound)75,000,000 12 1/4 % Senior Notes due 2009







                           QUARTERLY FINANCIAL REPORT

                                       OF
                                PREMIER FOODS PLC
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003









                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                 United Kingdom

                 QUARTERLY FINANCIAL REPORT OF PREMIER FOODS PLC

                                      INDEX

                                                                                                                    PAGE
                                                                                                                    ----
Cautionary Statement Regarding Forward Looking Statements                                                            1
Unaudited Consolidated Financial Statements;

     Consolidated Profit and Loss Accounts for the three month periods ended March 31, 2002 and March 31, 2003       2

     Consolidated Balance Sheet as at December 31, 2002 and March 31, 2003                                           3

     Consolidated Cash Flow Statements for the three month periods ended March 31, 2002 and March 31, 2003           4

     Consolidated Statements of Total Recognised Gains and Losses for the three month periods ended March 31,
     2002 and March 31, 2003                                                                                         5

     Reconciliation of Movements in Consolidated Net Liabilities for the three month periods ended March 31,
     2002 and March 31, 2003                                                                                         5

     Notes to the Consolidated Financial Statements                                                                  6

Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles             13

Management's Discussion and Analysis of Financial Condition and Results of Operations                                16

Quantitative and Qualitative Disclosures about Market Risk                                                           20


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This quarterly report includes statements that are, or may be deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this quarterly report, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. We make these forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

o our ability to leverage our leading market positions, flexible manufacturing capabilities and strong relationships with retailers in the United Kingdom (the "U.K.") to introduce both new products and product line extensions;

o our ability to further expand into continental Europe and our ability to increase our sales in continental Europe by leveraging our existing distribution and manufacturing capabilities in France and Holland;

o the competitive environment in the food market in general and in our specific market areas and our ability to expand our business and develop additional revenue sources; and

o    our ability to grow our food service business.


           Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this quarterly report, those results or developments may not be indicative of results or developments in subsequent periods.


           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this quarterly report.

                                PREMIER FOODS PLC

                CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)


                                                                                         THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                           NOTE          2002            2003
                                                                                       (POUND)M        (POUND)M
Turnover:              Continuing operations                                               211.5           217.1
                       Discontinued operations                                               0.2             -
                                                                                    --------------  --------------
                                                                             2             211.7           217.1

Operating profit:      Continuing operations                                                13.2            14.8
                        Operating exceptional items                          3              (1.0)            -
                                                                                    --------------  --------------
                                                                                            12.2            14.8

                       Discontinued operations                                              (0.1)            -
                        Operating exceptional items                                          -               -
                                                                                    --------------  --------------
                                                                                            (0.1)            -

                                                                                    --------------  --------------
Profit before non operating exceptional items                                2              12.1            14.8

Non operating exceptional items                                              3               -               1.6
                                                                                    --------------  --------------

Profit on ordinary activities before interest and taxation                                  12.1            16.4

Net interest payable                                                         4             (13.4)          (17.6)
                                                                                    --------------  --------------

Loss on ordinary activities before taxation                                                 (1.3)           (1.2)

Taxation (charge) / credit on loss on ordinary activities                                   (0.2)            0.7
                                                                                    --------------  --------------

Loss on ordinary activities after taxation                                                  (1.5)           (0.5)

Dividends                                                                                    -               -
                                                                                    --------------  --------------

Transferred to reserves                                                                     (1.5)           (0.5)
                                                                                    ==============  ==============



              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements

                                PREMIER FOODS PLC

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                         DECEMBER 31,    MARCH 31,
                                                                             2002          2003
                                                             NOTE         (POUND)M       (POUND)M
 Fixed assets:
   Intangible assets                                                        113.9           112.4
   Tangible assets                                                          135.1           132.6
   Investments                                                                0.2             0.2
                                                                      --------------  --------------
                                                                            249.2           245.2
 Current assets:
   Stocks                                                     5             111.3           110.5
   Debtors due:
      Within one year                                                       133.5           137.1
      After more than one year                                                9.0             8.6
   Cash at bank and in hand                                                  43.5            30.2
                                                                      --------------  --------------
                                                                            297.3           286.4

 Creditors: amounts falling due within one year:
   Bank loans, overdrafts and other creditors                              (217.6)         (201.2)
                                                                      --------------  --------------

 Net current assets                                                          79.7            85.2

 Total assets less current liabilities                                      328.9           330.4

 Creditors due after more than one year
   Borrowings                                                 6            (464.7)         (465.4)
   Other creditors                                                           (0.2)           (0.2)
 Provisions for liabilities and charges                                     (13.8)          (13.2)
                                                                      --------------  --------------
                                                                           (478.7)         (478.8)

                                                                      --------------  --------------

 Net liabilities                                                           (149.8)         (148.4)
                                                                      ==============  ==============

 Capital and reserves
   Share capital                                                             83.7            83.7
   Share premium account                                                    623.2           623.2
   Revaluation reserve                                                        4.0             4.0
   Profit and loss account                                                 (860.7)         (859.3)
                                                                      --------------  --------------

 Total shareholder's deficit                                               (149.8)         (148.4)
                                                                      ==============  ==============





              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements

                                PREMIER FOODS PLC

                  CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

                                                                                       THREE MONTHS ENDED MARCH 31,
                                                                            NOTE           2002             2003
                                                                                         (POUND)M        (POUND)M
Net cash inflow from operating activities                                    (a)              4.9            12.1
Return on investments and servicing of finance                                              (13.3)          (16.7)
Taxation                                                                                     (0.4)           (0.2)
Capital expenditure and financial investment                                                 (2.7)           (2.7)
Acquisitions and disposals                                                                   (0.1)            -
                                                                                       --------------  --------------
Cash inflow before financing                                                                (11.6)           (7.5)

Financing
  Increase / (decrease) in debt                                                               1.6            (6.4)
                                                                                       --------------  --------------

Increase / (decrease) in cash in the period                                                 (10.0)          (13.9)
                                                                                       ==============  ==============

Reconciliation of net cash flow to movement in net debt
Decrease in cash in the period                                                              (10.0)          (13.9)
Cash outflow / (inflow) from decreased debt and lease financing                              (1.6)            6.4
Exchange movement on debt                                                                    (3.0)           (4.6)
                                                                                       --------------  --------------
Decrease in net debt in the period                                                          (14.6)          (12.1)

Gross debt net of cash at January 1,                                                       (358.7)         (445.8)
                                                                                       --------------  --------------

Gross debt net of cash at March 31,                                                        (373.3)         (457.9)
                                                                                       --------------  --------------

Less amortisation of capitalised debt issuance costs                                         (1.1)           (1.5)
                                                                                       --------------  --------------

Total net debt at March 31,                                                                (374.4)         (459.4)
                                                                                       ==============  ==============



ANALYSIS OF MOVEMENT IN NET DEBT

                                                                                  MOVEMENTS
                                                     AT                         CAPITALISED        EXCHANGE            AT
                                                DECEMBER 31,                    DEBT ISSUANCE      MOVEMENT ON       MARCH 31,
                                                    2002          CASH FLOW         COSTS             DEBT             2003
                                                  (POUND)M        (POUND)M        (POUND)M          (POUND)M         (POUND)M
Bank overdrafts                                       (3.2)             (0.2)            -                -              (3.4)
Less: Cash balances                                   43.5             (13.7)            -                0.4            30.2
                                              ----------------  --------------  ---------------  --------------  ----------------
Net cash                                              40.3             (13.9)            -                -              26.8

Debt due after 1 year                               (473.9)              5.8             -               (5.0)         (473.1)
Debt due within 1 year                               (27.0)              0.6             -                -             (26.4)
Finance leases                                        (0.1)              -               -                -              (0.1)
                                              ----------------  --------------  ---------------  --------------  ----------------
Gross debt                                          (501.0)              6.4             -               (5.0)         (499.6)

                                              ----------------  --------------  ---------------  --------------  ----------------
Gross debt net of cash                              (460.7)             (7.5)            -               (4.6)         (472.8)
Capitalised debt issuance costs                       14.9               -              (1.5)             -              13.4
                                              ----------------  --------------  ---------------  --------------  ----------------

Total net debt                                      (445.8)             (7.5)           (1.5)            (4.6)         (459.4)
                                              ================  ==============  ===============  ==============  ================



              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements

                                PREMIER FOODS PLC

            NOTE TO THE CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                                       THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                       2002            2003
                                                                                     (POUND)M        (POUND)M
Operating profit before exceptional items                                              13.1            14.8
Depreciation                                                                            4.2             4.6
Amortisation of intangible assets                                                       0.4             1.6
Amortisation of pension prepayment                                                      0.5             0.5
(Increase) / decrease in stocks                                                         5.0             0.8
(Increase) / decrease in debtors                                                        4.2            (7.4)
Increase / (decrease) in creditors                                                    (21.3)           (2.7)
Exchange movement in working capital                                                   (0.2)            0.9
Cash flows relating to restructuring and other exceptional items                       (1.0)           (1.0)
                                                                                 --------------  --------------

Net cash inflow from operating activities                                               4.9            12.1
                                                                                 ==============  ==============


                             CONSOLIDATED STATEMENTS

                OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                       2002            2003
                                                                                     (POUND)M       (POUND)M
 Loss for the financial period                                                          (1.5)           (0.5)
 Currency translation differences on foreign currency
 net investments                                                                        (0.3)            1.9
                                                                                  --------------  --------------

 Total recognised gains and losses for the period                                       (1.8)            1.4
                                                                                  ==============  ==============


                           RECONCILIATION OF MOVEMENTS

                   IN CONSOLIDATED NET LIABILITIES (UNAUDITED)

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                       2002            2003
                                                                                     (POUND)M        (POUND)M
 Loss for the financial period                                                         (1.5)           (0.5)
 Other recognised gains and losses                                                     (0.3)            1.9
                                                                                  --------------  --------------
 Net increase / (reduction) in net liabilities                                         (1.8)            1.4

 Opening net liabilities                                                             (160.2)         (149.8)
                                                                                  --------------  --------------

 Closing net liabilities                                                             (162.0)         (148.4)
                                                                                  ==============  ==============


              The accompanying notes are an integral part of these
                  unaudited consolidated financial statements

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.   ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

In the opinion of Premier Foods plc, the accompanying financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the company's financial position as at March 31, 2003 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2003. The results of operations for the three month periods are not necessarily indicative of the results to be expected for the full year. The December 31, 2002 balance sheet was derived from Premier's audited financial statements for the year ended December 31, 2002 but does not include all the disclosures required by generally accepted accounting principles. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, included in Premier's 2002 report to the bondholders.

USE OF ESTIMATES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention as modified by the revaluation of Premier's freehold and long leasehold properties.

The financial statements necessarily include amounts based on judgements and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortisation, deferred income taxes and tax valuation allowances, pension and post retirement benefits, restructuring charges and contingencies among other items.



2.   SUMMARY SEGMENTAL ANALYSIS

                                                       TURNOVER
                                             THREE MONTHS ENDED MARCH 31,
                                                 2002             2003
                                               (POUND)M         (POUND)M
By sector:
  Canned foods, pickles and sauces                  85.5             94.2
  Beverages                                         44.0             40.0
  Spreads                                           40.1             46.7
  Potatoes                                          41.9             36.2
                                            --------------   --------------
  Continuing operations                            211.5            217.1

  Operating exceptional items                        -                -
  Discontinued operations                            0.2              -
                                            --------------   --------------

Total                                              211.7            217.1
                                            ==============   ==============

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED

                                                     TURNOVER                    OPERATING PROFIT
                                           THREE MONTHS ENDED MARCH 31,    THREE MONTHS ENDED MARCH 31,
                                              2002             2003            2002            2003
                                            (POUND)M         (POUND)M        (POUND)M        (POUND)M
By geographical origin
  United Kingdom                                 179.9            185.3            12.8            14.4
  Mainland Europe                                 31.6             31.8             0.4             0.4
                                          --------------   --------------  --------------  --------------
  Continuing operations                          211.5            217.1            13.2            14.8

  Operating exceptional items                                       -              (1.0)            -
Discontinued operations                            0.2              -              (0.1)            -
                                          --------------   --------------  --------------  --------------

Total                                            211.7            217.1            12.1            14.8
                                          ==============   ==============  ==============  ==============


Following the acquisition of the ambient food manufacturing business in the U.K. of Nestle SA ("Nestle") in 2002, the Preserves product group was renamed "Spreads" to reflect the increased product range within the product group.

Premier is operated as a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

3.   EXCEPTIONAL ITEMS

The components of exceptional items are as follows:


                                                   THREE MONTHS ENDED MARCH 31,
                                                       2002          2003
                                                     (POUND)M      (POUND)M

Operating exceptional items:
   Continuing operations:
      Restructuring of production facilities             (1.0)            -
                                                   ------------  --------------

Total operating exceptional items                        (1.0)            -
                                                   ============  ==============

Non-operating exceptional items:
  Profit on sale of fixed assets                          -               1.6
                                                   ------------  --------------

Total non-operating exceptional items                     -               1.6
                                                   ============  ==============

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


4.   INTEREST

                                                      THREE MONTHS ENDED
                                                            MARCH 31,
                                                       2002            2003
                                                     (POUND)M        (POUND)M

 Net external interest payable                           9.3            11.1
 Amortisation of capitalised debt issuance costs         1.1             1.5
 Exchange movement on US$200m 12% Senior notes           3.0             5.0
                                                   ------------  --------------

                                                        13.4            17.6
                                                   ============  ==============


In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200m bond at (pound)129.2m. A loss of (pound)5.0m was recorded on entering into these contracts.


5.   STOCKS

                                                 DECEMBER 31,     MARCH 31,
                                                    2002             2003
                                                  (POUND)M        (POUND)M

Raw materials                                          36.9            33.5
Work in progress                                        4.9             3.4
Finished goods and goods for resale                    69.5            73.6
                                               --------------  --------------

                                                      111.3           110.5
                                               ==============  ==============

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


6.   NET DEBT

                                                                                     DECEMBER 31,      MARCH 31,
                                                                                        2002             2003
                                                                                      (POUND)M        (POUND)M
Cash balances                                                                              43.5            30.2

Borrowings due within one year:
Other bank loans and overdrafts                                                             3.2             3.4
Senior Credit Facility due within one year                                                 27.0            26.4
Capitalised debt issuance costs                                                            (5.7)           (5.7)
Finance leases                                                                              0.1             0.1
                                                                                   --------------  --------------
Total borrowings due within one year                                                       24.6            24.2

Borrowings due after 1 year:
Unsecured subordinated US$200m 12% Senior notes due 2009                                  124.2           129.2
Unsecured subordinated(pound)75m 12.25% Senior notes due 2009                              75.0            75.0
Capitalised debt issuance costs                                                            (1.1)           (1.1)
                                                                                   --------------  --------------
                                                                                          198.1           203.1

Senior Credit Facility                                                                    265.3           259.5
Capitalised debt issuance costs                                                            (8.1)           (6.6)
                                                                                   --------------  --------------
                                                                                          257.2           252.9

Loan from related party                                                                     9.3             9.3
Other unsecured loans                                                                       0.1             0.1

                                                                                   --------------  --------------
Total borrowings due after 1 year                                                         464.7           465.4

                                                                                   --------------  --------------

Total net debt                                                                            445.8           459.4
                                                                                   ==============  ==============


The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

Maturity profile of net borrowings / (cash):                                        DECEMBER 31,      MARCH 31,
                                                                                       2002             2003
                                                                                     (POUND)M         (POUND)M
Due within one year or on demand                                                          (13.3)           (0.4)
Due between 1 and 2 years                                                                  36.0            35.2
Due between 2 and 3 years                                                                  50.0            48.9
Due between 3 and 4 years                                                                  52.0            50.8
Due between 4 and 5 years                                                                  59.3            58.0
Due after 5 years                                                                         276.6           280.2
                                                                                   --------------  --------------
                                                                                          460.6           472.7
                                                                                          460.7           472.8

Capitalised debt issuance costs                                                           (14.9)          (13.4)
                                                                                   --------------  --------------

Net borrowings                                                                            445.8           459.4
                                                                                   ==============  ==============


                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)412.3m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line wIth repayments made. At March 31, 2003, the facilities available to Premier amounted to (pound)385.8m.

STRUCTURE

The Senior Credit Facility provides for (pound)385.8m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the WoRkIng Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to (pound)219.4m and the Term B Facility is for an amount of up to (pound)66.4m. At March 31, 2003, (pound)219.4m was outstanding on the Term A Facility and (pound)66.4m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to (pound)100.0m is available in pounds sterling or the equivalent in certain foReIgn currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At March 31, 2003, no advance had been drawn down under the Working Capital Facility and (pound)18.8m was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At March 31, 2003, the margin applied to LIBOR on this facility was 2.0%; and

-    2.75% per annum for the Term B Facility.


Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At March 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities. The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.


7.   CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MONITORING AND OVERSIGHT AGREEMENT

Premier entered into a ten year agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P., a limited partnership registered in Dallas, Texas ("Hicks Muse") pursuant to which Premier will pay Hicks Muse an annual fee for providing monitoring and oversight services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.2m. Premier pAid (pound)0.3m under the agreement to Hicks Muse in the three months ended March 31, 2003 (2002: (pound)0.3m).

                                PREMIER FOODS PLC

      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) CONTINUED


Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement ("the Financial Advisory Agreement") pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)nil in the ThRee months to March 31, 2003 (2002: (pound)nil).

Golden Share

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

HMTF Poultry Limited

Premier has borrowed (pound)9.3m (2002: (pound)9.3m) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

                                PREMIER FOODS PLC


SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation"), total assets, total debt and shareholders' equity that would have been required in applying the significant differences between U.K. and U.S. GAAP.


 RECONCILIATION OF OPERATING PROFIT IN ACCORDANCE WITH U.K. GAAP TO INCOME FROM
                    OPERATIONS IN ACCORDANCE WITH U.S. GAAP

                                                                                        THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                        2002           2003
                                                                                      (POUND)M       (POUND)M
Profit on ordinary activities before operating exceptional items, interest
 and taxation as reported under U.K. GAAP                                                13.1            14.8
 Operating exceptional items as defined under U.K. GAAP                                  (1.0)            -
 Non-operating exceptional items under U.K. GAAP                                          -               1.6

 U.S. GAAP adjustments:
   Pension costs                                                                          -              (0.9)
   Amortisation of goodwill                                                               0.3             1.2
   Derivative financial instruments                                                       0.2            (1.2)
   Amortisation of intangible assets                                                      -              (0.2)
                                                                                  --------------  --------------

 Income from operations in accordance with U.S. GAAP                                     12.6            15.3
                                                                                  ==============  ==============

We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA, total assets, total debt and shareholder's equity. We have, therefore, included U.S. EBITDA in this quarterly financial report. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA. We have, therefore, included U.K. EBITDA in this quarterly financial report. Further, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses.

As presented herein, EBITDA represents, for U.K. GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, as calculated for U.S. GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of goodwill and intangible assets.

EBITDA is not a measurement of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

                                PREMIER FOODS PLC


The following table reconciles operating profit presented under U.K. GAAP to EBITDA presented under U.K. GAAP:

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                          2002            2003
                                                                                        (POUND)M        (POUND)M
 Operating profit before operating exceptional items presented under U.K. GAAP              13.1            14.8
       Depreciation of fixed assets charged to operating profit                              4.2             4.6
       Amortisation of goodwill                                                              0.3             1.2
       Amortisation of intangible assets                                                     0.1             0.4
      Amortisation of pension prepayment                                                     0.5             0.5
                                                                                     --------------  --------------

 EBITDA presented under U.K. GAAP                                                           18.2            21.5
                                                                                     ==============  ==============


The following table reconciles income from operations presented under U.S. GAAP to EBITDA presented under U.S. GAAP:

                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                          2002           2003
                                                                                        (POUND)M       (POUND)M
 Income from operations presented under U.S. GAAP                                           12.6            15.3

       Depreciation of fixed assets charged to operating profit                              4.2             4.6
       Amortisation of intangible assets                                                     0.1             0.6
                                                                                     --------------  --------------

 EBITDA presented under U.S. GAAP                                                           16.9            20.5
                                                                                     ==============  ==============

                      RECONCILIATION OF CONSOLIDATED EBITDA

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                          2002            2003
                                                                                        (POUND)M        (POUND)M
 EBITDA under U.K. GAAP                                                                     18.2            21.5
 U.S. GAAP adjustments:
   Derivative financial instruments                                                          0.2            (1.2)
   Non-operating exceptional items as defined under U.K. GAAP                                -               1.6
   Operating exceptional items as defined under U.K. GAAP                                   (1.0)            -
   Pensions                                                                                 (0.5)           (1.4)
                                                                                     --------------  --------------
 Net U.S. GAAP adjustments                                                                  (1.3)           (1.0)
                                                                                     --------------  --------------

 EBITDA as reported under U.S. GAAP                                                         16.9            20.5
                                                                                     ==============  ==============

                                PREMIER FOODS PLC


                   RECONCILIATION OF CONSOLIDATED TOTAL ASSETS

                                                                                       DECEMBER 31,      MARCH 31,
                                                                                          2002             2003
                                                                                        (POUND)M        (POUND)M
 Total assets as reported under U.K. GAAP                                                  546.5           531.6
 US GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                                213.3           213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                   (189.7)         (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                    3.1             4.3
   Amortisation of intangible assets recognised as goodwill under U.K. GAAP                 (0.6)           (0.8)
   Capitalisation of tax benefit on acquisition of intangible assets                         4.2             4.2
   Pensions                                                                                 28.5            27.6
   Capitalised debt issuance costs                                                          14.9            13.4
   Derivative financial instruments                                                         (1.9)           (1.9)
   Revaluation of fixed assets                                                              (4.0)           (4.0)
                                                                                     --------------  --------------

 Net U.S. GAAP adjustments                                                                  67.8            66.4
                                                                                     --------------  --------------

 Total assets as reported under U.S. GAAP                                                  614.3           598.0
                                                                                     ==============  ==============


                    RECONCILIATION OF CONSOLIDATED TOTAL DEBT

                                                                                       DECEMBER 31,      MARCH 31,
                                                                                          2002             2003
                                                                                        (POUND)M        (POUND)M
 Total net debt as reported under U.K. GAAP                                                445.8           459.4
 U.S. GAAP adjustments:
   Cash                                                                                     43.5            30.2
   Capitalised debt issuance costs                                                          14.9            13.4
                                                                                     --------------  --------------

 Total debt as reported under U.S. GAAP                                                    504.2           503.0
                                                                                     ==============  ==============

Total net debt as reported under U.K. GAAP comprises cash, overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, finance leases and other borrowings, offset by capitalised debt issuance costs.

Total debt as reported under U.S. GAAP comprises overdrafts which do not have a legal right of offset, borrowings under the Senior Credit Facility, Senior Notes, finance leases and other borrowings.


              RECONCILIATION OF CONSOLIDATED SHAREHOLDER'S DEFICIT

                                                                                       DECEMBER 31,      MARCH 31,
                                                                                          2002             2003
                                                                                        (POUND)M        (POUND)M
 Consolidated shareholder's deficit as reported under U.K. GAAP                           (149.8)         (148.4)
 U.S. GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                                213.3           213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                   (189.7)         (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                    3.1             4.3
   Amortisation of intangible assets recognised as goodwill under U.K. GAAP                 (0.6)           (0.8)
   Capitalisation of tax benefit on acquisition of intangible assets                         4.2             4.2
   Pensions                                                                                 28.5            27.6
   Deferred tax                                                                            (14.6)          (13.6)
   Derivative financial instruments                                                         (1.9)           (2.8)
   Revaluation of fixed assets                                                              (4.0)           (4.0)
                                                                                     --------------  --------------

 Net U.S. GAAP adjustments                                                                  38.3            38.5
                                                                                     --------------  --------------

 Total shareholder's deficit as reported under U.S. GAAP                                  (111.5)         (109.9)
                                                                                     ==============  ==============

                                PREMIER FOODS PLC



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated financial condition and results of operations of the Company and its operating subsidiaries for the three month periods ended March 31, 2002 and 2003. You should read the following discussion in conjunction with the financial statements (the "Financial Statements"), including the notes thereto, included elsewhere in this Form 6-K. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The most significant differences between U.K. GAAP and U.S. GAAP are described elsewhere in this quarterly financial report and note 24 to Premier's 2002 annual report to the bondholders.

OVERVIEW

We manufacture and market grocery products for the retail grocery and food service markets in three principal product groups: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) spreads. We also operate a potato packing and trading business. Our products are sold under both private label and our own popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces, Marvel powdered creamer, Chivers and Hartley's preserves, Sun Pat peanut butter, Rowntree's and Chivers jelly, Smash instant potato and Materne compote and jam.

RECENT DEVELOPMENTS

The acquisition of the ambient foods business of Nestle in the U.K. in May 2002 increased our manufacturing capacity through the addition of the sites at Hadfield and Middleton. We commenced a review of our manufacturing platform in the second half of 2002 to identify potential synergies between our existing sites and the additional sites. We completed the review in the first quarter of 2003 and we are currently in consultation with staff with a view to closing the Hadfield factory in Manchester. It is intended that the operations will be integrated into our existing spreads factory at Histon and the pickles operation at Bury St. Edmunds. This integration should be completed by Christmas 2003.

COMPARATIVE RESULTS OF OPERATIONS

Three months ended March 31, 2003 compared to three months ended March 31, 2002

SALES. Sales by our continuing operations were (pound)217.1 million for the three months ended March 31, 2003, an increase of (Pound)5.6 million, or 2.6%, compared to sales of (pound)211.5 million for the same period in 2002. The primary reasons for the increase in sales Are documented below.

Canned foods, pickles and sauces

Sales by our canned foods group were (pound)94.2 million for the three months ended March 31, 2003, an increase of (pound)8.7 million, Or 10.2%, compared to sales of (pound)85.5 million for the same period in 2002. This increase in sales is primarily attributable to the Nestle pickles business, which contributed (pound)8.8 million of sales in the three months to March 31, 2003.

Beverages

Sales by our beverages group were (pound)40.0 million for the three months ended March 31, 2003, a decrease of (pound)4.0 million, or 9.1%, compared to sales of (pound)44.0 million for the same period in 2002. The decrease in sales is primarily due to the exiting of low mArGin private label tea contracts.

Spreads

Sales by our spreads group were (pound)46.7 million for the three months ended March 31, 2003, an increase of (pound)6.6 million, Or 16.5%, compared to sales of (pound)40.1 million reported for the same period in 2002. The increase in sales is primarily attributable tO The Nestle spreads business, which contributed (pound)9.2 million in the three months to March 31, 2003 offset by the decision to exit ouR Low margin cereals distribution business in France during 2002, which contributed sales of (pound)2.6 million in the three months to MarcH 31, 2002.

Potatoes

Potato sales were (pound)36.2 million for the three months ended March 31, 2003, a decrease of (pound)5.7 million, or 13.6%, compared To sales of (pound)41.9 million for the same period in 2002. Volumes of potatoes sold were 1.8% lower than the same period in 2002, which, togEtHer with a 12.9% decline in the average selling price due to an exceptionally good 2002 harvest leading to high supply and lower market prices, resulted in the decrease in sales of (pound)5.7 million.

                                PREMIER FOODS PLC


PREMIER CONSOLIDATED

GROSS PROFIT. Gross profit was (pound)52.1 million for continuing businesses for the three months ended March 31, 2003, an increaSe of (pound)5.2 million, or 11.1%, over gross profit of (pound)46.9 million for the same period in 2002. Gross margin was 24.0% for the tHrEe months ended March 31, 2003, an increase of
1.8 percentage points compared to the gross margin of 22.2% for the same period in 2002. The increase in gross profit and gross profit margin over the same period in 2002 is primarily a reflection of the integration of Nestle into our existing business and the exiting of low margin private label contracts, offset by raw material price increases, most notably cocoa.

SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses for continuing businesses were (pound)29.2 million for the ThRee months ended March 31, 2003, an increase of (pound)3.6 million, or 14.1%, over selling and distribution expenses of (pound)25.6 millIoN for the same period in 2002. The increase is primarily due to an investment in our brands by undertaking a television advertising campaign of our Loyd Grossman and Cadbury's brands during the three months ended March 31, 2003.

ADMINISTRATIVE COSTS. Administrative expenses for continuing businesses were (pound)8.1 million for the three months ended March 31, 2003, equal to administrative expenses of (pound)8.1 million for the same period in 2002.

OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items for continuing businesses was (pound)14.8 million for the three months ended March 31, 2003, an increase of (pound)1.6 million, or 12.1%, compared to operatInG profit before operating exceptional items of (pound)13.2 million for the same period in 2002. Operating margin increased to 6.8% for the ThRee months ended March 31, 2003 from 6.2% for the same period in 2002.

NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional income of (pound)1.6 million was recognised in the three months ended MarcH 31, 2003, compared to no non-operating exceptional items for the same period in 2002. Non-operating exceptional income relates primarily to the profit on sale of property at our Moreton site, the consideration being the receipt of property at Risley, Warrington.

                                PREMIER FOODS PLC


LIQUIDITY AND CAPITAL RESOURCES

Net cash flows generated from operating activities (cash flow before interest, cash exceptional items, tax and dividends, but after capital expenditure and working capital movements) for the three months ended March 31, 2003 was an inflow of (pound)10.4 million, comPaRed to an inflow of (pound)3.2 million for the same period in 2002. The principal reason for the increased inflow is due to an increaSe in operating profit with lower working capital outflows.

We incurred capital expenditures of (pound)2.7 million for the three months ended March 31, 2003 and (pound)2.7 million for the samE Period in 2002.

Interest payments on the notes and interest and principal payments under the Senior Credit Facility represent significant cash requirements for us. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates. Borrowings under the Senior Credit Facility at March 31, 2003 consist of: (i) (pound)285.8 million under the Term Facilities, which comprised (pound)219.4 million under the Term A Facility and (pound)66.4 million under the Term B Facility; and (ii) (Pound)nil drawn of the (pound)100.0 million Working Capital Facility. General corporate purposes utilised (pound)18.8m of the Working Capital FacIlIty. The Working Capital Facility will cease to be available on December 31, 2007.

At March 31, 2003, the total debt relating to our bonds was (pound)204.2 million, comprising (pound)75.0 million under the pound sterling denominated bond and (pound)129.2 million under the U.S. dollar denominated bond. We had a further (pound)9.3 million interest free lOaN from an affiliated company.

The table below sets out the maturity schedule for our net debt:

                                          AT DECEMBER 31, 2002                    AT MARCH 31, 2003
                                  -------------------------------------  ------------------------------------
                                               (POUND)M                              (POUND)M
Cash                                                (43.5)                                 (30.2)

Debt maturing in:
  Less than 1 year                                   30.3                                   29.9
  1 to 2 years                                       36.0                                   35.2
  2 to 3 years                                       50.0                                   48.9
  3 to 4 years                                       52.0                                   50.8
  4 to 5 years                                       59.3                                   58.0
  More than 5 years                                 276.6                                  280.2
                                              ------------                           ------------
Total debt                                          504.2                                  503.0

Capitalised debt issuance costs                     (14.9)                                 (13.4)
                                              ------------                           ------------

Net debt                                            445.8                                  459.4
                                              ============                           ============


Our primary sources of liquidity are cash flow from operations and borrowings under the existing credit facility. While we believe that cash generated from our operations, together with available borrowings under the senior credit facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the notes, or to make necessary capital expenditures.

We do not have material off balance sheet arrangements. Our related party transactions are detailed in Note 22 to our 2002 annual report to the bondholders and note 7 to this quarterly financial report.

                                PREMIER FOODS PLC


SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to our 2002 annual report to the bondholders. Certain of our accounting policies require the application of judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

Over Rider Discounts and Customer Rebates. Our over rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates. Provision is made at the time of sale and released, if unutilised, once the likelihood of such a claim being made has become remote.

Pensions. The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 of our 2002 annual report to the bondholders and include, among others, the discount rate, expected long term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortised over future periods and therefore, generally affect our recognised expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

Valuation of Goodwill, Intangible and Other Fixed Assets. Under U.K. GAAP, Premier's accounting policy is to amortise property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to our 2002 annual report to the bondholders. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o under performance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o    negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

                                PREMIER FOODS PLC


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY FLUCTUATION

Over 80% of our business is conducted in the United Kingdom with our remaining operations in France and other European countries. We also source raw materials from countries around the world and export our products to various countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk.

We incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than one in which we regularly operate and incur expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency and then translated into pounds sterling for inclusion in our consolidated financial statements.

INTEREST RATE RISK

Our borrowings are principally denominated in pounds sterling, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a cross currency swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

We pay interest at the following rates on our borrowings:

BORROWINGS                                   AMOUNT OUTSTANDING AT MARCH     INTEREST RATE PAYABLE     INTEREST RATE AT MARCH
                                                       31, 2003                    PER ANNUM                  31, 2003
                                             ----------------------------- --------------------------- ------------------------
Term A Facility                                     (pound)219.4 million       LIBOR plus margin               5.671%
Term B Facility                                      (pound)66.4 million       LIBOR plus margin               6.421%
Drawn Working Capital Facility                      (pound)nil                 LIBOR plus margin               5.671%
Working Capital Facility utilised                    (pound)18.8 million             Various                  Various
   for other purposes
Unutilised Working Capital Facility                  (pound)81.2 million           0.25%-0.75%                 0.625%
U.S.$ 200 million Notes                               U.S.$200.0 million               12.0%                   12.00%
(pound)75 million Notes                              (pound)75.0 million              12.25%                   12.25%


The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At March 31, 2003, the margin applied to LIBOR on this facility was 2.0%. The margin applied to LIBOR at March 31, 2003 on the Term B Facility was 2.75%.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose, for which, the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At March 31, 2003, the margin applied to LIBOR in respect of commitment fees was 0.625%.


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                                PREMIER FOODS PLC

CREDIT RISK

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at March 31, 2003.

INFLATION

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.











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                                PREMIER FOODS PLC



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 15, 2003



Premier Foods plc

By: /s/ Paul Thomas
    -------------------------------
    Name: Paul Thomas
    Title: Finance Director























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